Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following is a slide presentation made publicly available by The Williams Companies, Inc. and Williams Partners L.P. on July 30, 2014 in connection with the announcement of financial results for the quarter ended June 30, 2014.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings

Alan Armstrong, Chief Executive Officer July 31, 2014

We make energy happen.

Important information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION

STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

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Forward Looking Statements page 1 of 2

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

The levels of dividends to Williams stockholders;

Expected levels of cash distributions by Access Midstream Partners, L.P. (“ACMP”) and WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

Amounts and nature of future capital expenditures;

Expansion and growth of our business and operations;

Financial condition and liquidity;

Business strategy;

Cash flow from operations or results of operations;

Seasonality of certain business components

Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

Demand for our service; and

The proposed merger of ACMP and WPZ (the Proposed Merger) .

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

The structure, terms, timing and approval of the Proposed Merger, including as to be negotiated by the conflicts committees of ACMP and WPZ;

Whether Williams is able to pay current and expected levels of dividends;

Availability of supplies, market demand, and volatility of prices;

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

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Forward Looking Statements page 2 of 2

Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

The strength and financial resources of our competitors and the effects of competition;

Whether we are able to successfully identify, evaluate and execute investment opportunities;

Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

Development of alternative energy sources;

The impact of operational and developmental hazards and unforeseen interruptions;

The ability to recover expected insurance proceeds related to the Geismar plant;

Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

Williams’ costs and funding obligations for defined benefit pension plants and other postretirement benefit plans sponsored by its affiliates;

WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

Changes in maintenance and construction costs;

Changes in the current geopolitical situation;

Exposure to the credit risk of our customers and counterparties;

Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

Risks associated with weather and natural phenomena, including climate conditions;

Acts of terrorism, including cybersecurity threats and related disruptions; and

Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our websites at www.williams.com and www.williamslp.com.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

Alan Armstrong

Chief Executive Officer

Williams and Williams Partners L.P. Second Quarter 2014 Earnings

We make energy happen.

Strong, dynamic 2Q aligned with value-growth strategy; olefins startup a short-term challenge

Announced and closed major, strategy-aligned Access Midstream acquisition Strong quarter with double-digit growth on key financial measures at each WMB and WPZ

Reached important milestones on major expansion projects Continued to add more growth projects with customer commitments Geismar target for ethylene sales delayed 6 to 8 weeks on additional safety enhancements and startup contingency1

1 Detail in appendix.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

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30% higher 2Q combined WPZ/ACMP DCF growth vs. 2013

WMB expects $509 million in MLP cash distributions

WPZ 2Q

30% higher Distributable Cash Flow, up $117 million to $504 million

7% higher fee-based revenues, up $46 million to $751 million $23 million contribution from Canadian asset dropdown

16% higher adjusted segment profit + DD&A, up $100 million to $719 million DCF includes $138 million related to assumed Geismar insurance

ACMP 2Q

31% higher Distributable Cash Flow, up $48 million to $200 million 18.5% higher fee-based revenues, up $46 million to $293 million

WMB 2Q

Adjusted Segment Profit + DD&A

15% higher, up $98 million to $742 million

MLP Cash distributions in August:

Williams Partners

16% higher to $431 million

ACMP

$78 million, including higher ownership interest

WMB NGL & Petchem Services

(Segment only includes development projects expected to be dropped down to WPZ in late 2014 or early 2015)

Adjusted Segment Profit + DD&A and Distributable Cash Flow (DCF) are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are provided in this presentation and on ACMP’s website.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

7

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Executing Large-Scale, Value-Creating Projects; Completed Transformational ACMP Transaction

2014 Growth Drivers

Geismar expansion; return to service NE projects –execution and volume growth Gulfstar One Keathley Canyon Rockaway Lateral ACMP

Acquisition of additional interest GP and LP interests

Continued visible growth

Recent Milestones

Geismar expansion, rebuild and restart

Expansion substantially complete

Additional safety system enhancements and startup contingency result in delay

Expect ethylene sales and full, expanded production in

4Q 2014

Transco’s industry-leading market and supply growth

Garden State expansion among 2 new growth projects anchored by customer agreements

Rockaway Lateral project construction underway

Gulfstar One and Keathley Canyon nearing mechanical completion, consistent with guidance WMB completed $5.995 billion acquisition of GP and LP interests in ACMP; proposed merger of WPZ and ACMP to create industry-leading MLP

WMB accelerating transformation to pure-play GP holding-company structure WMB increased planned 3Q dividend and annual dividends through 2017

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

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Expect >$25 billion in WPZ committed plus potential capital projects 2014-19; additional $4 billion of 2014-16 growth capex at ACMP

WMB projects expected to be dropped down to WPZ in late 2014 to early 2015

TARGET IN-SERVICE DATES FOR VISIBLE GROWTH PROJECTS

2014	2015	2016	2017	2017+
> Geismar Expansion > Gulfstar One > Keathley Canyon Connector > NE: Frac II > NE: Oak Grove TXP I > NE: ethane line & de-ethanizer > NE: Other facilities > Rockaway Lateral	> Constitution Pipeline[1] > Leidy SE > Virginia Southside > Kodiak > Northeast G&P > Mobile Bay South III --- > CNRL Offgas Processing (WMB/WPZ) > Gulf Coast Petchem Services (WMB)	> Gunflint > Northeast G&P > Parachute Plant Expansion	> Atlantic Sunrise > Dalton Lateral > Hillabee Phase 1 > Northeast G&P > Gulf Trace > Garden State (new)	> Northeast G&P > Sabal Trail ownership option > Transco – numerous other expansions > Gulfstar FPS and pipelines – U.S., PEMEX > Gulf of Mexico – other oil-driven services > Pacific Connector & other NWP projects --- > Canadian PDH 1&2 (WMB) > Syncrude Offgas Processing (WMB) > Geismar 2 (WMB)

plus $4 billion[2] ACMP growth capex

In progress
Potential/under negotiation

[1] Constitution Pipeline expected in-service date range is late 2015 to 2016. [2] ACMP growth capex range is $3.675 billion to $4.075 billion.

9 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.

Proposed merger would create leading natgas MLP

Combines leading supply positions in key growth basins with diversified natural gas growth platform

Leading diversified natural gas growth platform Marcellus/Utica growth key strategic focus Large-scale, competitively advantaged positions in growth basins, markets Growing distributions, cash flows; 2013-16 DCF CAGR 20%

Proposed merger

Creates significant expected additional value

Premier G&P positions across multiple growth basins Significant Marcellus-Utica position, including large-scale processing interests Strong, stable fee-based cash flows

Establishes most focused natgas infrastructure investment Strengthens already-strong position in Marcellus-Utica – fastest-growing supply area Supports strategy to connect best supplies with best markets Enhances long-term growth opportunities + development expertise Adds to significant, stable, fee-based cash flows – enhancing visibility and stability Expected 2015 adjusted EBITDA of approximately $5 billion Best-in-class distribution growth rate of

10-12% through 2017 with strong coverage Investment-grade credit ratings

Distributable Cash Flow (DCF) and adjusted EBITDA are non-GAAP measures.

Reconciliations to the most relevant measures included in GAAP are provided in this presentation.

10 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

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Williams’ value chain adds significant growth foothold with ACMP acquisition

Opportunities to extend services

ACMP

adds depth in key growth foothold in value chain

>20% U.S. Dry-Gas Volumes Touch Our Systems

Transmission Pipelines and Storage

Market Hub

End User

Natural

Gas

Ethylene

Propylene

Mixed Multiple

Natural Gas Products

Wellhead Gas Gas Processing Liquids Fractionation Facilities Transmission Pipelines Olefins Plant End User

(onshore and Gathering Plants Storage Market Hub

offshore)

WPZ 11.0 Bcf/d 7 Bcf/d 418 231 Mbbl/d 22 MMbbl 386 (lbs/year) 395MM lbs inlet Mbbl/d Mbbl/d ethylene

ACMP 7.8 Bcf/d 1,900 MM storage

ethylene

815 MM 24 storage

475 Mbbl/d customers

crude oil propylene

7 exchange

partners

Figures represent 100% capacity for operated assets, including those in which Williams, WPZ and ACMP have a share of ownership;

NGL and derivatives storage includes capacity owned and under long-term lease; olefins-plant volumes are inclusive of Geismar, La.,

facility at full operation and expansion.

11 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.

Williams well-positioned to participate in once-in-a-generation industry supercycle

WMB now one of the largest publicly traded GP holding companies with control of both WPZ and ACMP

Right long-term strategy at the right time

Ideally positioned assets, sustainable competitive positions Market dynamics shifting to tailwinds

Hard-wired focus on safe, reliable operations and project execution Nearly $30 billion of potential growth – disciplined capital allocation Strong leadership in place to capture the value opportunity

All the Right Ingredients to Deliver Sustained Value Growth

12 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

Appendix

We make energy happen.

Geismar Milestones to Ethylene Production

2013 2014

June 13 July 31 Aug. 31 Sept. 30 Oct. 31 Nov. 30 Dec. 31

Incident

Geismar Expansion

59 of 62 systems

turned over to

Geismar Rebuild operations

All systems

Pre-commissioning turned over

and systems turnover to operations Estimated

to operations time frames

PSV system

additions/modifications

Plant dryout

and hydrocarbon

introduction

First ethylene

production

Contingency period in guidance

PSV: Pressure safety valve

14 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.®

Geismar Impact on WPZ 2014 Guidance

2015 and 2016 Guidance Unchanged

Amounts are in million except coverage ratios

	2014			2015			2016		
	Low	Mid	High	Low	Mid	High	Low	Mid	High
Current Guidance Including Revisions Below									
DCF attributable to partnership ops. (1)	$ 1,800	$ 1,950	$ 2,100	$ 2,605	$ 2,785	$ 2,965	$ 2,800	$ 3,085	$ 3,370
Total Cash Distribution (2)	$ 2,340	$ 2,370	$ 2,400	$ 2,632	$ 2,714	$ 2,796	$ 2,868	$ 2,950	$ 3,032
Cash Distribution Coverage Ratio (1)	.77x	.82x	.88x	.99x	1.03x	1.06x	.98x	1.05x	1.11x
Adjusted Segment Profit + DD&A (1):	$ 2,745	$ 2,920	$ 3,095	$ 3,620	$ 3,865	$ 4,110	$ 4,030	$ 4,355	$ 4,680
Total Capital Expenditures	$ 3,445	$ 3,730	$ 4,015	$ 2,195	$ 2,450	$ 2,705	$ 2,050	$ 2,280	$ 2,510
July 31, 2014 Revisions Resulting from Geismar Changes									
DCF attributable to partnership ops. (1)	$ (200)	$ (150)	$ (100)	$ -	$ -	$ -	$ -	$ -	$ -
Total Cash Distribution (2)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cash Distribution Coverage Ratio (1)	(.08)x	(.06)x	(.04)x	-	-	-	-	-	-
Adjusted Segment Profit + DD&A (1):	$ (200)	$ (150)	$ (100)	$ -	$ -	$ -	$ -	$ -	$ -
Total Capital Expenditures	$ 75	$ 75	$ 75	$ -	$ -	$ -	$ -	$ -	$ -

(1) Distributable Cash Flow, Cash Distribution Coverage Ratio, and Adjusted Segment Profit + DD&A are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are attached to this news release. (2) The cash distributions in guidance are on an accrual basis and reflect an approximate annual growth rate in limited partner distributions of 5 percent to 7 percent annually in 2014 and 2015, and 3 percent to 6 percent in 2016.

15 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.

Williams Completes Acquisition of Additional Interests in ACMP

Williams acquires the 50% GP interest and 55.1 million LP units in Access Midstream Partners, LP held by Global Infrastructure Partners (“GIP”) for $5.995 bn in cash

Transaction Details Transaction Benefits

Increases Access Midstream Partners ownership to 100% of GP and 50% of LP via acquisition

Planning Williams 3Q 2014 dividend up 32%1 to $0.561, or $2.241 on an annualized basis; $2.461 for 2015, with follow-on annual dividend growth of approximately 15%1 through 2017

Accelerating transformation of Williams to pure-play GP holding-company structure

Proposing subsequent merger of Williams Partners and Access Midstream Partners; if consummated, creates industry-leading MLP with strong coverage and 10%1 -12%1 annual LP distribution growth rate through 2017

Expected to increase fee-based revenues to more than 80% of gross margin as a result of Access Midstream

Partners’ fee-based revenues

Expected to increase Williams’ cash flow per share as a result of rapid growth in Access Midstream Partners’ GP /

IDR and LP cash distributions

Expected to deliver immediate and future dividend growth and to further enhance presence in attractive growth basins

Williams’ transition to a pure-play GP holding company is accelerated with planned drop-down of remaining NGL & Petchem Services assets and projects in late 2014 or early 2015

The proposed MLP merger of Williams Partners and Access Midstream Partners, if consummated, would create an industry-leading, large-scale MLP with substantial positions across the midstream business

1 Dividends and distributions subject to respective board approval

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.

WMB now one of the largest publicly traded general partner holding companies

Public Public

NYSE: WMB

Unitholders Unitholders

100% of GP Interest, 100% of GP Interest,

IDRs IDRs

50% LP 64% LP

50% LP 36% LP

Interest Interest

Interest Interest

NYSE: ACMP NYSE: WPZ

WMB has complete GP ownership and control of WPZ & ACMP

17 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

WMB Non-GAAP Reconciliations

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WMB Non-GAAP Reconciliations

WMB Non-GAAP Disclaimer

This presentation includes certain financial measures – adjusted segment profit, adjusted segment profit + DD&A, adjusted income from continuing operations (“earnings”) and adjusted earnings per share – that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission. Adjusted segment profit, adjusted earnings and adjusted earnings per share measures exclude items of income or loss that the company characterizes as unrepresentative of its ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Management believes these measures provide investors meaningful insight into the company’s results from ongoing operations.

This presentation is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are widely accepted financial indicators used by investors to compare a company’s performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the company and aid investor understanding. Neither adjusted segment profit, adjusted segment profit + DD&A, adjusted earnings nor adjusted earnings per share measures are intended to represent an alternative to segment profit, net income or earnings per share. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

19 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

WMB Non-GAAP Reconciliations
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WMB non-GAAP reconciliation schedule

(Dollars in millions, except per-share amounts)	2013 1st Qtr	2013 2nd Qtr	2013 3rd Qtr	2013 4th Qtr	2013 Year	2014 1st Qtr	2014 2nd Qtr	2014 Year
Income (loss) from continuing operations attributable to The Williams Companies, Inc. available to common stockholders	$ 162	$ 149	$ 143	$ (13)	$ 441	$ 140	$ 99	$ 239
Income (loss) from continuing operations - diluted earnings per common share	$ .23	$ .22	$ .20	$ (.02)	$ .64	$ .20	$ .14	$ .34
Adjustments:								
<u>*Williams Partners*</u>								
Net loss (recovery) related to Eminence storage facility leak	$ —	$ (5)	$ 5	$ (2)	$ (2)	$ —	$ —	$ —
Share of impairments at equity method investee	—	—	—	7	7	—	—	—
Contingency loss (gain)	(6)	—	9	16	19	—	—	—
Loss related to Geismar Incident	—	6	4	4	14	—	—	—
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	150
Loss related to compressor station fire	—	—	—	—	—	6	—	6
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	17
Loss related to Opal incident	—	—	—	—	—	—	6	6
Total Williams Partners adjustments	(6)	1	(17)	143	121	60	119	179
<u>*Williams NGL & Petchem Services*</u>								
Write-off of abandoned project	—	—	—	20	20	—	—	—
Bluegrass Pipeline project development costs - (100% consolidated)	—	—	—	—	—	19	—	19
Bluegrass Pipeline and Moss Lake project development costs (50% equity investment losses)	—	—	—	—	—	6	1	7
Equity investment losses related to Bluegrass Pipeline and Moss Lake write-offs	—	—	—	—	—	70	—	70
Total Williams NGL & Petchem Services adjustments	—	—	—	20	20	95	1	96
<u>*Access Midstream Partners*</u>								
Gain associated with ACMP equity issuance	—	(26)	—	(5)	(31)	—	(4)	(4)
Acquisition-related expenses	—	—	—	—	—	—	2	2
Total Access Midstream Partners adjustments	—	(26)	—	(5)	(31)	—	(2)	(2)
Adjustments included in segment profit (loss)	(6)	(25)	(17)	158	110	155	118	273

20 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WMB Non-GAAP Reconciliations

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WMB non-GAAP reconciliation schedule cont'd

	2013					2014		
(Dollars in millions, except per-share amounts)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	*1st Qtr*	*2nd Qtr*	*Year*
Adjustments below segment profit (loss)								
Reorganization-related costs	2	—	—	—	2	—	—	—
Acquisition-related financing expenses - Access Midstream Partners	—	—	—	—	—	—	9	9
Interest income on receivable from sale of Venezuela assets - Other	(13)	(13)	(11)	(13)	(50)	(13)	(14)	(27)
Allocation of adjustments to noncontrolling interests	5	4	9	(46)	(28)	(25)	(36)	(61)
	(6)	(9)	(2)	(59)	(76)	(38)	(41)	(79)
Total adjustments	(12)	(34)	(19)	99	34	117	77	194
Less tax effect for above items	1	10	4	(39)	(24)	(47)	(32)	(79)
Adjustments for tax-related items [1]	1	4	2	101	108	(20)	14	(6)
Adjusted income from continuing operations available to common stockholders	$ 152	$ 129	$ 130	$ 148	$ 559	$ 190	$ 158	$ 348
Adjusted diluted earnings per common share [2]	$ .22	$ .19	$ .19	$ .22	$ .81	$ .28	$ .23	$ .50
Weighted-average shares - diluted (thousands)	687,143	686,924	687,306	687,712	687,185	688,904	700,696	694,832

[1] The fourth quarter of 2013 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested. The first quarter of 2014 includes an unfavorable adjustment related to completing the dropdown of certain Canadian operations to Williams Partners. The second quarter of 2014 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested.

[2] Interest expense, net of tax, associated with our convertible debentures has been added back to adjusted income from continuing operations available to common stockholders to calculate *adjusted diluted earnings per common share.*

Note: The sum of earnings per share for the quarters may not equal the total earnings per share for the year due to changes in the weighted-average number of common shares outstanding.

21 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WMB Non-GAAP Reconciliations
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Non-GAAP reconciliation schedule– adjusted segment profit (loss) and adjusted segment profit +DD&A

	2013					2014		
(Dollars in millions)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	*1st Qtr*	*2nd Qtr*	*Year*
Segment profit (loss):								
Williams Partners	$ 494	$ 427	$ 411	$ 345	$ 1,677	$ 503	$ 393	$ 896
Williams NGL & Petchem Services	(2)	(1)	(4)	(25)	(32)	(100)	(8)	(108)
Access Midstream Partners	—	29	6	26	61	6	9	15
Other	(5)	1	(1)	—	(5)	3	1	4
Total segment profit (loss)	**$ 487**	**$ 456**	**$ 412**	**$ 346**	**$ 1,701**	**$ 412**	**$ 395**	**$ 807**
Segment adjustments:								
Williams Partners	$ (6)	$ 1	$ (17)	$ 143	$ 121	$ 60	$ 119	$ 179
Williams NGL & Petchem Services	—	—	—	20	20	95	1	96
Access Midstream Partners	—	(26)	—	(5)	(31)	—	(2)	(2)
Other	—	—	—	—	—	—	—	—
Total segment adjustments	**$ (6)**	**$ (25)**	**$ (17)**	**$ 158**	**$ 110**	**$ 155**	**$ 118**	**$ 273**
Adjusted segment profit (loss):								
Williams Partners	$ 488	$ 428	$ 394	$ 488	$ 1,798	$ 563	$ 512	$ 1,075
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(7)	(12)
Access Midstream Partners	—	3	6	21	30	6	7	13
Other	(5)	1	(1)	—	(5)	3	1	4
Total adjusted segment profit (loss)	**$ 481**	**$ 431**	**$ 395**	**$ 504**	**$ 1,811**	**$ 567**	**$ 513**	**$ 1,080**

22 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WMB Non-GAAP Reconciliations
We make energy happen.®

Non-GAAP reconciliation schedule– adjusted segment profit (loss) and adjusted segment profit +DD&A

(Dollars in millions)	2013 *1st Qtr*	2013 *2nd Qtr*	2013 *3rd Qtr*	2013 *4th Qtr*	2013 *Year*	2014 *1st Qtr*	2014 *2nd Qtr*	2014 *Year*
Depreciation and amortization (DD&A):								
Williams Partners	$ 196	$ 191	$ 201	$ 203	$ 791	$ 208	$ 207	$ 415
Williams NGL & Petchem Services	—	—	—	—	—	—	1	1
Access Midstream Partners*	17	15	16	15	63	15	15	30
Other	5	7	6	6	24	6	6	12
Total depreciation and amortization	**$ 218**	**$ 213**	**$ 223**	**$ 224**	**$ 878**	**$ 229**	**$ 229**	**$ 458**
Adjusted segment profit (loss) + DD&A:								
Williams Partners	$ 684	$ 619	$ 595	$ 691	$ 2,589	$ 771	$ 719	$ 1,490
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(6)	(11)
Access Midstream Partners	17	18	22	36	93	21	22	43
Other	—	8	5	6	19	9	7	16
Total adjusted segment profit (loss) + DD&A	**$ 699**	**$ 644**	**$ 618**	**$ 728**	**$ 2,689**	**$ 796**	**$ 742**	**$ 1,538**

* DD&A adjustment for Access Midstream Partners reflects the amortization of the basis difference between Williams' investment and its proportional share of the underlying net assets.

Note: Segment profit (loss) includes equity earnings (losses) and income (loss) from investments reported in other investing income - net in the Consolidated Statement of Income. Equity earnings (losses) results from investments accounted for under the equity method. Income (loss) from investments results from the management of certain equity investments.

23 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.

WMB Non-GAAP Reconciliations

WMB 2014 schedule of expected adjustments

(dollars in millions)

Segment Profit Adjustments: 2014

Williams Partners (WPZ)

Loss related to compressor station fire $6

Impairment of certain equipment held for sale 17

Loss related to Opal incident 6

Geismar incident adjustment for insurance and timing (115)

Other (136)

Total Williams Partners adjustments (222)

NGL & Petchem Services

Bluegrass Pipeline project development costs (100% consolidated) 19

Bluegrass Pipeline and Moss Lake project development costs (50% equity investment losses) 7

Equity investment losses related to Bluegrass Pipeline and Moss Lake write -offs 70

Total NGL & Petchem Services adjustments 96

Access Midstream Partners

Gain associated with ACMP equity issuance (4)

Acquisition -related expenses 2

Total Access Midstream Partners (2)

Other

Total “Other” adjustments 0

Adjustments included in segment profit (loss) ($128)

24 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

WPZ Non-GAAP Reconciliations

We make energy happen.

WPZ Non-GAAP Reconciliations

WPZ Non-GAAP Disclaimer

This presentation includes certain financial measures, adjusted segment profit, adjusted segment profit + DD&A, distributable cash flow, and cash distribution coverage ratio that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission.

For Williams Partners L.P., adjusted segment profit excludes items of income or loss that we characterize as unrepresentative of our ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Adjusted segment profit + DD&A is further adjusted to add back depreciation and amortization expense. Management believes these measures provide investors meaningful insight into Williams Partners L.P.‘s results from ongoing operations.

For Williams Partners L.P. we define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for reimbursements under omnibus agreements with Williams and certain other adjustments. Total distributable cash flow is reduced by any amounts associated with operations which occurred prior to our ownership of the underlying assets to arrive at distributable cash flow attributable to partnership operations.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow attributable to partnership operations to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We have also provided this ratio calculated using the most directly comparable GAAP measure, net income.

This presentation is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the Partnership’s assets and the cash that the business is generating. Neither adjusted segment profit, adjusted segment profit + DD&A, nor distributable cash flow are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

WPZ Non-GAAP Reconciliations
We make energy happen.®

Reconciliation of non-GAAP distributable cash flow to GAAP net income

(Dollars in millions, except coverage ratios)	2013 1st Qtr	2013 2nd Qtr	2013 3rd Qtr	2013 4th Qtr	2013 Year	2014 1st Qtr	2014 2nd Qtr	2014 Year
Williams Partners L.P.								
Reconciliation of Non-GAAP "Distributable cash flow" to GAAP "Net income"								
Net income	$ 344	$ 272	$ 289	$ 218	$ 1,123	$ 352	$ 234	$ 586
Income attributable to noncontrolling interests	—	—	—	(3)	(3)	—	(2)	(2)
Depreciation and amortization	196	191	201	203	791	208	207	415
Non-cash amortization of debt issuance costs included in interest expense	3	4	4	3	14	4	3	7
Equity earnings from investments	(18)	(35)	(31)	(20)	(104)	(23)	(32)	(55)
Allocated reorganization-related costs	2	—	—	—	2	—	—	—
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	17
Loss related to Geismar Incident	—	6	4	4	14	—	—	—
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	150
Contingency loss	—	—	9	16	25	—	—	—
Reimbursements from Williams under omnibus agreements	4	4	2	3	13	3	4	7
Loss related to Opal incident	—	—	—	—	—	—	6	6
Plymouth incident adjustment	—	—	—	—	—	—	3	3
Canadian income tax	—	—	—	—	—	—	4	4
Maintenance capital expenditures	(44)	(76)	(79)	(59)	(258)	(36)	(90)	(126)
Distributable cash flow excluding equity investments	487	366	364	483	1,700	562	450	1,012
Plus: Equity investments cash distributions to Williams Partners L.P.	38	41	34	41	154	43	54	97
Distributable cash flow	525	407	398	524	1,854	605	504	1,109
Less: Pre-partnership distributable cash flow	28	20	20	15	83	23	—	23
Distributable cash flow attributable to partnership operations	$ 497	$ 387	$ 378	$ 509	$ 1,771	$ 582	$ 504	$ 1,086
Total cash distributed	$ 473	$ 489	$ 442	$ 556	$ 1,960	$ 566	$ 577	$ 1,143
Coverage ratios:								
Distributable cash flow attributable to partnership operations divided by Total cash distributed	1.05	0.79	0.86	0.92	0.90	1.03	0.87	0.95
Net income divided by Total cash distributed	0.73	0.56	0.65	0.39	0.57	0.62	0.41	0.51

27 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ Non-GAAP Reconciliations

We make energy happen.®

Adjusted segment profit reconciliation and adjusted segment profit + DD&A

(Dollars in millions)	2013 1st Qtr	2013 2nd Qtr	2013 3rd Qtr	2013 4th Qtr	2013 Year	2014 1st Qtr	2014 2nd Qtr	2014 Year
Segment profit (loss):								
Northeast G&P	$ (9)	$ 12	$ (1)	$ (26)	$ (24)	$ 6	$ 15	$ 21
Atlantic-Gulf	159	152	137	166	614	165	168	333
West	186	162	207	186	741	165	152	317
NGL & Petchem Services	158	101	68	19	346	167	58	225
Total segment profit (loss)	**$ 494**	**$ 427**	**$ 411**	**$ 345**	**$ 1,677**	**$ 503**	**$ 393**	**$ 896**
Segment adjustments:								
Northeast G&P								
Share of impairments at equity method investee	$ —	$ —	$ —	$ 7	$ 7	$ —	$ —	$ —
Contingency loss	—	—	9	16	25	—	—	—
Loss related to compressor station fire	—	—	—	—	—	6	—	6
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	17
Total Northeast G&P adjustments	—	—	9	23	32	6	17	23
Atlantic-Gulf								
Litigation settlement gain	(6)	—	—	—	(6)	—	—	—
Net loss (recovery) related to Eminence storage facility leak	—	(5)	5	(2)	(2)	—	—	—
Total Atlantic-Gulf adjustments	(6)	(5)	5	(2)	(8)	—	—	—
West								
Loss related to Opal incident	—	—	—	—	—	—	6	6
Total West adjustments	—	—	—	—	—	—	6	6
NGL & Petchem Services								
Loss related to Geismar Incident	—	6	4	4	14	—	—	—
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	150
Total NGL & Petchem Services adjustments	—	6	(31)	122	97	54	96	150
Total segment adjustments	**$ (6)**	**$ 1**	**$ (17)**	**$ 143**	**$ 121**	**$ 60**	**$ 119**	**$ 179**

28 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WPZ Non-GAAP Reconciliations
We make energy happen.®

Adjusted segment profit reconciliation and adjusted segment profit + DD&A cont'd

(Dollars in millions)	2013 *1st Qtr*	2013 *2nd Qtr*	2013 *3rd Qtr*	2013 *4th Qtr*	2013 *Year*	2014 *1st Qtr*	2014 *2nd Qtr*	2014 *Year*
Adjusted segment profit (loss):								
Northeast G&P	$ (9)	$ 12	$ 8	$ (3)	$ 8	$ 12	$ 32	$ 44
Atlantic-Gulf	153	147	142	164	606	165	168	333
West	186	162	207	186	741	165	158	323
NGL & Petchem Services	158	107	37	141	443	221	154	375
Total adjusted segment profit (loss)	**$ 488**	**$ 428**	**$ 394**	**$ 488**	**$ 1,798**	**$ 563**	**$ 512**	**$ 1,075**
Depreciation and amortization (DD&A):								
Northeast G&P	$ 29	$ 32	$ 33	$ 38	$ 132	$ 39	$ 40	$ 79
Atlantic-Gulf	93	87	92	91	363	94	91	185
West	61	58	58	59	236	58	60	118
NGL & Petchem Services	13	14	18	15	60	17	16	33
Total depreciation and amortization	**$ 196**	**$ 191**	**$ 201**	**$ 203**	**$ 791**	**$ 208**	**$ 207**	**$ 415**
Adjusted segment profit (loss) + DD&A:								
Northeast G&P	$ 20	$ 44	$ 41	$ 35	$ 140	$ 51	$ 72	$ 123
Atlantic-Gulf	246	234	234	255	969	259	259	518
West	247	220	265	245	977	223	218	441
NGL & Petchem Services	171	121	55	156	503	238	170	408
Total adjusted segment profit (loss) + DD&A	**$ 684**	**$ 619**	**$ 595**	**$ 691**	**$ 2,589**	**$ 771**	**$ 719**	**$ 1,490**

Note: Segment profit (loss) includes equity earnings (losses) and income (loss) from investments reported in other income (expense) - net below operating income in the Consolidated Statement of Comprehensive Income. Equity earnings (losses) result from investments accounted for under the equity method. Income (loss) from investments results from the management of certain equity investments.

29 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ Non-GAAP Reconciliations *We make energy happen.®*

Segment profit guidance – reported to adjusted

Segment profit guidance – reported to adjusted

Dollars in millions	2014 Guidance			2015 Guidance			2016 Guidance		
	Low	Midpoint	High	Low	Midpoint	High	Low	Midpoint	High
Reported segment profit:									
Northeast G&P		$308			$355				
Atlantic - Gulf		630			965				
West		614			595				
NGL & Petchem Services		1,015			915				
Unallocated Revisions		(335) *			-				
Total reported segment profit	2,082	2,232	2,382	2,610	2,830	3,050	2,925	3,225	3,525
Adjustments:									
Loss related to compressor station fire	6	6	6	-	-				
Impairment of certain equipment held for sale	17	17	17	-	-	-	-	-	-
Other	(136)	(136)	(136)	-	-	-	-	-	-
Total adjustments - Northeast G&P	(113)	(113)	(113)	-	-	-	-	-	-
Total adjustments - Atlantic - Gulf	-	-	-	-	-	-	-	-	-
Loss related to Opal incident	6	6	6	-	-	-	-	-	-
Total adjustments - West	6	6	6	-	-	-	-	-	-
Geismar incident adjustment for insurance and timing	(115)	(115)	(115)	-	-	-	-	-	-
Total adjustments - NGL & Petchem Services	(115)	(115)	(115)	-	-	-	-	-	-
Total segment profit adjustments	(222)	(222)	(222)	-	-	-	-	-	-
Adjusted segment profit:									
Northeast G&P		195			355				
Atlantic - Gulf		630			965				
West		620			595				
NGL & Petchem Services		900			915				
Unallocated Revisions		(335) *			-				
Total adjusted segment profit	$1,860	2,010	$2,160	$2,610	$2,830	$3,050	$2,925	$3,225	$3,525

Notes: * Unallocated revisions of $195 (low/mid/high) as previously announced in ACMP acquisition press release on 6/15/14 and $190 low / $140 mid / $90 high as announced in WPZ press release on 7/30/14.

30 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14
© 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.

WPZ Non-GAAP Reconciliations

WPZ adjusted segment profit + DD&A

Dollars in millions 2014 Guidance 2015 Guidance 2016 Guidance

Low Midpoint High Low Midpoint High Low Midpoint High Adjusted segment profit: Northeast G&P $195 $355 Atlantic—Gulf 630 965 West 620 595 NGL & Petchem Services 900 915 Unallocated Revisions (335) — Total adjusted segment profit 1,860 $2,010 2,160 2,610 2,830 3,050 2,925 3,225 3,525

Depreciation, Depletion and Amortiz. (DD&A):

Northeast G&P 170 210 Atlantic—Gulf 430 495 West 235 235 NGL & Petchem Services 75 95

Total DD&A 885 910 935 1,010 1,035 1,060 1,105 1,130 1,155

Adjusted segment profit + DD&A:

Northeast G&P 365 565 Atlantic—Gulf 1,060 1,460 West 855 830 NGL & Petchem Services 975 1,010 Unallocated Revisions (335) * -

Total adjusted segment profit + DD&A $2,745 $2,920 $3,095 $3,620 $3,865 $4,110 $4,030 $4,355 $4,680

Notes: * Unallocated revisions of $195 (low/mid/high) as previously announced in ACMP acquisition press release on 6/15/14 and $190 low / $140 mid / $90 high as announced in WPZ press release on 7/30/14.

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

WPZ Non-GAAP Reconciliations

We make energy happen.®

Distributable cash flow (DCF) and DCF per common unit

Dollars in millions	2013	2014 Guidance			2015 Guidance			2016 Guidance		
	Actual	Low	Midpoint	High	Low	Midpoint	High	Low	Midpoint	High
Net Income (After Tax)	1,123	$1,406	1,566	$1,726	$1,850	$2,035	$2,220	$2,000	$2,290	$2,580
D D & A	791	885	910	935	1,010	1,035	1,060	1,105	1,130	1,155
Maintenance Capex	(258)	(305)	(340)	(375)	(295)	(325)	(355)	(300)	(330)	(360)
Attributable to Noncontrolling Interests	(3)	(30)	(35)	(40)	(100)	(105)	(110)	(130)	(135)	(140)
Geismar incident adjustment for insurance and timing	97	(115)	(115)	(115)	-	-	-	-	-	-
Other / Rounding	104	(18)	(13)	(8)	140	145	150	125	130	135
Distributable Cash Flow	1,854	1,823	1,973	2,123	2,605	2,785	2,965	2,800	3,085	3,370
Less: Pre-Partnership Distributable Cash Flow	83	23	23	23	-	-	-	-	-	-
Distributable Cash Flow Attributable to Partnership Operations	$1,771	$1,800	$1,950	$2,100	$2,605	$2,785	$2,965	$2,800	$3,085	$3,370
Cash Distributions [1]	$1,960	$2,340	$2,370	$2,400	$2,632	$2,714	$2,796	$2,868	$2,950	$3,032
Cash Distribution Coverage Ratio	0.90x	0.77x	0.82x	0.88x	0.99x	1.03x	1.06x	0.98x	1.05x	1.11x
Net Income / Cash Distributions	0.57x	0.60x	0.66x	0.72x	0.70x	0.75x	0.79x	0.70x	0.78x	0.85x
Distributable Cash Flow (DCF) Attributable to Partnership Operations	$1,771	$1,800	$1,950	$2,100	$2,605	$2,785	$2,965	$2,800	$3,085	$3,370
Allocation to General Partner	472	717	735	752	873	916	958	972	1,024	1,075
Allocation to Common Units	1,299	1,083	1,216	1,348	1,732	1,870	2,007	1,828	2,062	2,295
Weighted Average Common Units Outstanding (millions)	420.9	450.2	450.2	450.1	460.3	460.1	459.9	481.2	473.2	465.3
DCF Attributable to Partnership Operations Per Common Unit	$3.09	$2.41	$2.70	$2.99	$3.76	$4.06	$4.36	$3.80	$4.36	$4.93

Note: Net Income presented above is on an after tax basis but was presented on a pretax basis in prior guidance. [1] Distributions reflect per-unit increases of 5% - 7% annually in 2014 and 2015, and 3%-6% in 2016.

32 Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

Non-GAAP Disclaimer

We make energy happen.

Non-GAAP Disclaimer

This presentation includes combined adjusted EBITDA for Williams Partners and Access Midstream Partners for 2015 and cash distribution coverage ratio, which are non-GAAP financial measures as defined under the rules of the SEC.

For Williams Partners L.P. we define adjusted EBITDA as net income (loss) attributable to partnership before income tax expense, net interest expense, depreciation and amortization expense, equity earnings from investments and allowance for equity funds used during construction, adjusted for equity investments cash distributions to partnership and certain other items management believes affect the comparability of operating results.

Access Midstream Partners defines adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from our equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for payments and/or reimbursements under omnibus agreements with Williams and certain other items.

This presentation is accompanied by a reconciliation of adjusted EBITDA to its nearest GAAP financial measure. Management uses this financial measure because it is an accepted financial indicator used by investors to compare company performance. In addition, management believes that this measure provides investors an enhanced perspective of the operating performance of the partnership’s assets and the cash that the business is generating. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to net income or cash flow from operations. It should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.

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Net Income After Tax Reconciliation to 2015 Adjusted EBITDA

Williams Access

Partners Midstream Combined*

Low High Low High Low High

Net income after tax attributable to partnership $ 1,755 $ 2,105 $ 470 $ 645

Net interest expense 645 665 225 175 Income tax expense 45 55 5 5 Equity earnings from investments (310) (340) — —

Equity investments cash distributions to partnership 360 400 — — Depreciation & amortization (DD&A) 1,010 1,060 550 525 Equity allowance for funds used during construction (90) (100) — —

Adjusted EBITDA attributable to partnership $ 3,415 $ 3,845 $ 1,250 $ 1,350 $ 4,665 $ 5,195

Williams and Williams Partners L.P. Second Quarter 2014 Earnings | 7/31/14 © 2014 The Williams Companies, Inc. All rights reserved.